SECI

20007809

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68860

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Global Capital Markets Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Danbury Road
(No. and Street)

Wilton (City) CT (State) 06897-4444 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R Walsh 203-529-9520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel R Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG Global Capital Markets Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of Connecticut
County of Fairfield
Subscribed and sworn to before me this 27th day of February, 2020

Lisa Dean Greuel
Notary Public

LISA DEAN GREUEL
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 7/31/2020

Daniel R. Walsh Jr.
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG Global Capital Markets Securities, LLC
(a wholly owned subsidiary of AIG Markets, Inc.)
Index
December 31, 2019

This report is deemed confidential in accordance with Rule 17a-5e(3) under the Securities Exchange Act of 1934.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of AIG Global Capital Markets Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AIG Global Capital Markets Securities, LLC (the "Company") as of December 31, 2019, and the related statements of income, member's equity, changes in liability subordinated to claims of general creditors and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the accompanying Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2020

We have served as the Company's auditor since 2012.

AIG Global Capital Markets Securities, LLC
(a wholly owned subsidiary of AIG Markets, Inc.)
Statement of Financial Condition
December 31, 2019

Assets	
Cash	$ 2,300,251
Prepaid expenses and other assets	69,121
Deferred income taxes	26,926
Total assets	$ 2,396,298
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 54,850
Unearned revenue	181,250
Income taxes payable	73,472
Due to affiliates	30,719
Total liabilities	340,291
Commitments and Contingencies (Note 6)	
Member's Equity	2,056,007
Total liabilities and member's equity	$ 2,396,298

The accompanying notes are an integral part of these financial statements.

This report is deemed confidential in accordance with Rule 17a-5e(3) under the Securities Exchange Act of 1934.

AIG Global Capital Markets Securities, LLC
(a wholly owned subsidiary of AIG Markets, Inc.)
Statement of Income
For the year ended December 31, 2019

Revenues	
Affiliate commissions and service fee income	$ 725,000
Interest income	47,923
Total revenues	772,923
Expenses	
Affiliate expense allocation	302,033
Regulatory fees	53,343
Professional fees	50,000
General, administrative and other	9,170
Total expenses	414,546
Income before provision for income taxes	358,377
Provision for income taxes	75,604
Net income	$ 282,773

The accompanying notes are an integral part of these financial statements.

This report is deemed confidential in accordance with Rule 17a-5e(3) under the Securities Exchange Act of 1934.

AIG Global Capital Markets Securities, LLC

(A wholly owned subsidiary of AIG Markets, Inc.)

Statement of Member's Equity

For the year ended December 31, 2019

	Member's Equity
Balance at December 31, 2018	$ 1,773,234
Net income	282,773
Balance at December 31, 2019	$ 2,056,007

The accompanying notes are an integral part of these financial statements.

This report is deemed confidential in accordance with Rule 17a-5e(3) under the Securities Exchange Act of 1934.

AIG Global Capital Markets Securities, LLC

(A wholly owned subsidiary of AIG Markets, Inc.)

Statement of Changes in Liability Subordinated to Claims of General Creditors

For the year ended December 31, 2019

Liability subordinated to claims of general creditors at December 31, 2018	$ -
Activity during the year	-
Liability subordinated to claims of general creditors at December 31, 2019	$ -

The accompanying notes are an integral part of these financial statements.

This report is deemed confidential in accordance with Rule 17a-5e(3) under the Securities Exchange Act of 1934.

AIG Global Capital Markets Securities, LLC
(A wholly owned subsidiary of AIG Markets, Inc.)
Statement of Cash Flows
For the year ended December 31, 2019

Cash flows from operating activities	
Net income	$ 282,773
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in deferred taxes	3,732
Decrease in operating assets	
Prepaid expenses and other assets	12,590
Increase (decrease) in operating liabilities	
Accounts payable and accrued liabilities	575
Unearned revenue	181,250
Income taxes payable	19,058
Due to affiliates	(1,060)
Total adjustments	216,145
Net cash provided by operating activities	498,918
Cash - Beginning of year	1,801,333
Cash - End of year	$ 2,300,251

Supplemental cash flow information	
Cash paid during the year for	
Federal and state taxes	$ 52,814

The accompanying notes are an integral part of these financial statements.

This report is deemed confidential in accordance with Rule 17a-5e(3) under the Securities Exchange Act of 1934.

1. Organization and Nature of Operations

AIG Global Capital Markets Securities, LLC (the "Company") is a wholly owned subsidiary of AIG Markets, Inc. ("the Parent"), whose ultimate parent is American International Group, Inc. ("AIG"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). On March 28, 2012 the Company obtained its membership license from FINRA and the Securities Investor Protection Corporation. The Company amended its membership license on July 30, 2015. The amended membership allows the Company to conduct trading of debt securities on a principal basis as well as trading securities on its own account, securities lending, repurchase/reverse repurchase agreements and U.S. government securities transactions.

The Company does not carry customer accounts. The activities of the Company are undertaken by employees of its affiliates that act in the capacity as officers, directors and registered representatives of the Company.

The Company claims exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i) and maintains a "Special Account for the Exclusive Benefit of Customers".

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash is held on deposit at a third party bank that at times exceeds federally insured amounts. Management believes that the risk of loss is minimal due to its assessment of the credit worthiness and financial viability of the third party bank. Interest income is earned on the account and is recognized on an accrual basis. The Company had no restricted cash at any time during the year ended December 31, 2019.

Due to Affiliates

Due to affiliates are comprised of balances related to transactions with the Company's affiliates which occur in the normal course of business. Such amounts are recorded net by counterparty, as appropriate. See note 4 for discussion of such transactions.

Revenue

The Company earns fees in connection with debt repurchases via the open market or issuance transactions by AIG or its affiliates. The Company also earns fees as placement agent in connection with the issuance and sale of securities for private placement transactions by AIG or its affiliates.

The Financial Accounting Standards Board's ("FASB") accounting standards for revenue from contracts with customers, ASC 606, provides a five-step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards). The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract and requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers.

The following table presents revenue disaggregated by major source from contracts with customers and a reconciliation to revenues reported in the statement of income.

Revenues Sources:

Private Placement fees	$	150,000
Debt Repurchase fees		575,000
Total Revenue from Contracts with Customers		725,000
Interest Income		47,923
Total Revenue	$	772,923

The following discussion describes the nature, timing, and uncertainty of revenues and cash flows arising from the Company's contracts with customers.

Private Placement Transactions

The Company acts as a placement agent in connection with the issuance and sale of securities for private placement transactions. Receivables from contracts with customers are recognized when the performance obligation is satisfied and the Company has the unconditional right to recognize the revenue. As of December 31, 2019, the Company has collected all revenue and therefore does not have a receivable and no amount is reported on the statement of financial condition in connection with these transactions. Revenue is recognized over time. The performance obligation has the same pattern of transfer as the customer simultaneously receives and consumes the benefits provided by the Company's performance over time. The same method (i.e. daily) is used to measure the entity's progress towards satisfying its promise to provide the services each day. The revenue amount is set and specified in the agreement for each transaction. There have been no judgements used to determine the fee amounts. The Company is not responsible for cost associated with obtaining or fulfilling contracts as all contracts are already in place with its clients. There were no incremental variable costs associated with the fees earned during the year ended December 31, 2019.

Debt Repurchases

The Company acts as an agent in connection with debt repurchases via the open market or issuance transactions by AIG or its affiliates. These fees are paid in full each calendar year, therefore no amounts are reported on the statement of financial condition. Revenue is recognized over time. The performance obligation has the same pattern of transfer as the client simultaneously receives and consumes the benefits provided by the Company's performance over time. The same method (i.e. daily) is used to measure the entity's progress towards satisfying its promise to provide the services each day. The performance obligations have been met as there is no variable consideration or performance to consider. The annual revenue amount is set and specified in the agreement. There have been no judgements used to determine the fee amounts. The Company is not responsible for cost associated with obtaining or fulfilling contracts as all contracts are already in place with its clients. There were no incremental variable costs associated with the fees earned during the year ended December 31, 2019.

Fair Value of Financial Instruments

"Fair Value Measurements and Disclosures" (ASC 820) requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition, as defined by FASB. Management determines the fair value of its financial instruments in accordance with the fair value measurement provisions of ACS 820. The Company has no financial instruments that are accounted for at fair value on a recurring basis at December 31, 2019. Management estimates that the fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximate fair values as they are short-term in nature and have insignificant risks of nonpayment.

3. Income Taxes

For federal tax purposes, the Company has elected to be treated as a member of an affiliated group which is included in the filing of the consolidated federal income tax with AIG. Income tax expense/benefit is allocated to the Company based on the Parent's statutory tax rates. The tax sharing agreement provides that the Parent is allowed to utilize its own separate company tax attributes to reduce its current year tax liability to AIG. In addition, the Parent will be reimbursed by AIG for excess tax attributes, if AIG is able to utilize them to reduce consolidated tax liability. Income taxes payable on the Statement of Financial Condition principally represent amounts payable to AIG and its affiliates under the tax sharing agreement. Income taxes are settled upon the filing of the AIG Federal tax return.

For state tax purposes, the Company files state income taxes based on their current state filing obligations. The Company participates in AIG's unitary return in Connecticut and reflects its tax liability based on their standalone operations.

A summary of the tax expense included in the accompanying Statement of Income for the year ended December 31, 2019 are as follows:

Current tax	
Federal	$ 71,072
State and Local	800
Total Current Taxes	71,872
Deferred tax	
Federal	3,732
State and Local	-
Total Deferred Taxes	3,732
Income tax expense	$ 75,604

The effective tax rate of 21% is not materially different from the statutory tax rate.

At December 31, 2019, the Company had a federal current tax payable to AIG of $71,072 and a federal deferred tax asset of $26,926. The primary contributor to the Company's deferred tax asset is organization costs. Deferred tax assets are recorded at the effective tax rate in which the year the benefit is expected to be derived in.

The Company has a state tax filing obligation in Connecticut and California. The State of Connecticut is a unitary state filing and in accordance with AIG's policy, the Company would not have a stand-alone Connecticut state tax expense or benefit to record. The Company's State and Local taxes are attributable to the California minimum franchise tax. At December 31, 2019, the Company had a state tax payable to AIG of $2,400.

Accounting for Uncertainty in Income Taxes

For the year ended December 31, 2019, the Company did not have any unrecognized tax benefits recorded. Interest and penalties related to unrecognized tax benefits are recognized in income tax expense. For the year ended December 31, 2019 there were no interest and penalties related to unrecognized tax benefits recognized in income tax expense in the Statement of Income. AIG regularly evaluates adjustments proposed by taxing authorities and no adjustments were required for the Company.

Tax Examinations and Litigation

The statute of limitations for all tax years prior to 2000 has expired for the AIG consolidated federal income tax return. AIG is currently under examination for the tax years 2000 through 2013. AIG continues to monitor legal and other developments in this area and evaluates the effect, if any, on its position, including recent decisions adverse to other taxpayers.

4. Related Party Transactions

In the normal course of conducting business, the Company is party to various transactions with its affiliates. All material revenue generated by the Company is derived from its affiliates. The following is a summary of those transactions.

- The individuals that undertake the primary activities of the broker dealer, including the Company's officers, directors and registered representatives are directly employed by affiliates of the Company. The Company incurs the direct costs of these individuals as well as additional support and administrative services they provide which includes but is not limited to, office space, data processing, communications, technology, compliance, accounting and operations services necessary to conduct the Company's businesses as a broker dealer under various Administrative Service and Expense Sharing Agreements ("ESA"). The terms of the ESA provides for an allocation of expenses by the affiliates to the Company that equates to the proportional use of the allocated employee and support services by the Company. For the year ended December 31, 2019, the Company received employee and support services under these agreements with its affiliates of $302,033 which represents the affiliate expense allocation on the Statement of Income. At December 31, 2019, $30,719 was accrued and is reflected in Due to affiliates on the Statement of Financial Condition.

- On July 1, 2013, the Company entered into a service agreement with AIG Asset Management (U.S.), LLC ("AMG US"). The Company acts as a placement agent and conducts due diligence in connection with the issuance and sale of securities for private placement transactions on a best efforts basis. The Company receives a fixed fee of $37,500 each quarter for services rendered (regardless of transaction activity) and does not receive commission or other transaction-based compensation. During the year, the Company did not place any transactions on behalf of AMG US. Included in Unearned revenue in the Statement of Financial Condition is $37,500 attributable to amounts advanced from AIG to the Company for such services but unearned as of December 31, 2019

- On July 1, 2013, the Company entered into a service agreement with AIG. This agreement was amended with an effective date of September 1, 2015. The Company acts as an agent in connection with debt repurchases via the open market or issuance transactions by AIG or its affiliates. The Company earns incremental transaction fees that accumulate and are paid if the fees exceed the minimum for a given year on a transaction by transaction basis. The Company earned fees of $575,000 during 2019, which is the minimum under the service agreement with AIG. Included in Unearned revenue in the Statement of Financial Condition is $143,750 attributable to amounts advanced from AIG to the Company for such services but unearned as of December 31, 2019

- The Company entered into a Revolving Note Cash Subordination Agreement ("Sub-Loan") with AIG effective January 1, 2015 which provides for amounts up to $75,000,000 to be drawn upon for funding at rates to be determined upon advance of the loan. The Sub-Loan became qualified for regulatory capital purposes on July 30, 2015. There were no borrowings under the Sub-Loan during the year and no balance is outstanding at December 31, 2019.

The Company earned revenue during the year ended December 31, 2019 from its affiliates of $725,000 for agency and advisory services which is included in Affiliate commissions and service fee income on the Statement of Income. At December 31, 2019, the Company has no amount due from its affiliates related to the provision of these services.

5. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is required to maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2019, the Company had net capital of $1,959,960, which exceeded its requirement of $100,000 by $1,859,960 and its ratio of aggregate indebtedness to net capital was 0.174 to 1.

6. Commitments and Contingencies

The Company operates subject to cancelable agreements with affiliated entities. The Company is not aware of any commitments or contingencies other than as disclosed in these financial statements that would require additional disclosure in these financial statements

7. Subsequent events

The Company has evaluated subsequent events for adjustments to or disclosure in the financial statement through February 26, 2020, which is the date the financial statements were available to be issued, and the Company has not identified any recordable or disclosable events, not otherwise reported in these financial statements.

AIG Global Capital Markets Securities, LLC

(A wholly owned subsidiary of AIG Markets, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2019 **Schedule I**

Total ownership equity qualified for net capital	$ 2,056,007
Deductions and/or charges	
Non-allowable assets	
Prepaid expenses and other assets	69,121
Deferred income taxes	26,926
Net capital	$ 1,959,960
Computation of Basic Net Capital Requirements	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 22,686
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 1,859,960
Computation of Aggregate Indebtedness	
Total aggregate indebtedness	$ 340,291
Percentage of aggregate indebtedness to net capital	17.4%
Ratio of aggregate indebtedness to net capital	0.174 to 1

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the Company's unaudited Part II FOCUS Report filing as of December 31, 2019.

AIG Global Capital Markets Securities, LLC
(A wholly owned subsidiary of AIG Markets, Inc.)
Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019 **Schedule II**

The Company claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) and maintains a "Special Account for the Exclusive Benefit of Customers ".

AIG Global Capital Markets Securities, LLC

(A wholly owned subsidiary of AIG Markets, Inc.)

Information Relating to the Possession or Control Requirements Under Rule 15c 3-3 of the Securities and Exchange Commission

December 31, 2019 **Schedule III**

The Company claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) and maintains a "Special Account for the Exclusive Benefit of Customers ".

pwc

Report of Independent Accountants

To Management and the Board of Directors of AIG Global Capital Markets Securities, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by AIG Global Capital Markets Securities, LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of AIG Global Capital Markets Securities, LLC for the year ended December 31, 2019, solely to assist the specified parties in evaluating AIG Global Capital Markets Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for AIG Global Capital Markets Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 26, 2019 in the amount of $581 was compared to the July 2019 Citi statement, Reference #31920700827, provided by Dan Walsh, CFO, noting no differences. Payment dated January 21, 2020 in the amount of $578 was compared to the January 2020 Citi statement, Reference #32002100947, provided by Dan Walsh, CFO, noting no differences.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2019 to the Total revenue amount of $772,923 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $772,923 and $1,159, respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Management and the Board of Directors of AIG Global Capital Markets Securities, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

4*4*******818***************************ALL FOR AADC 105
68860 FINRA DEC
AIG GLOBAL CAPITAL MARKETS SECURITIES LLC
50 DANBURY RD
WILTON, CT 06897-4448

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

D. Walsh (203)529-5920

2. A. General Assessment (item 2e from page 2) $1159

B. Less payment made with SIPC-6 filed (**exclude interest**) (581)
July 26, 2019
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 578

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $578

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $578

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

-NONE-

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AIG GLOBAL CAPITAL MARKETS SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

David R. Walsh Jr. - Daniel Walsh
(Authorized Signature)

CHIEF FINANCIAL OFFICER / FINOP
(Title)

Dated the 21 day of January, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$772,923
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$772,923
2e. General Assessment @ .0015	$1,159
	(to page 1, line 2.A.)

AIG

AIG Global Capital Markets Securities, LLC
50 Danbury Road,
Wilton, Connecticut 06897

SEC Mail Processing

FEB 2 0 2020

Washington, DC

BY OVERNIGHT COURIER

February 27, 2020

U.S. Securities and Exchange Commission (SEC)
100 F Street, NE
Mail Stop 7010
Washington, DC 20549
Attn: Division of Trading and Markets

Dear Division of Trading and Markets Representative,

Please find enclosed 2 copies of the AIG Global Capital Markets Securities, LLC 2019 full scope audited financial statements, 2 copies of the AIG Global Capital Markets Securities, LLC 2019 audited Statement of Financial Condition and 2 copies of the AIG Global Capital Markets Securities, LLC 2019 Exemption Report which includes the Report of the Independent Registered Public Accounting Firm. Please note that the AIG Global Capital Markets Securities, LLC 2019 full scope audited financial statements includes the Report of Independent Accountants SIPC report. Further, original signed and notarized Oath and Affirmations are included in the AIG Global Capital Markets Securities, LLC 2019 full scope audited financial statements. The above documents were also submitted to the SEC Boston Regional Office.

The electronic filing of the above statements including the Annual Audit Notice Information was transmitted via the FINRA website February 27, 2020. The AIG Global Capital Markets Securities, LLC 2019 full scope audited financial statements were emailed to SIPCAuditReports@SIPC.org and the Report of Independent Accountants Agreed Upon Procedures (e) (4)/SIPC-7 were submitted to SIPC at form@sipc.org.

Please feel free to contact me at (203)529-9520 if you have any questions or if I can be of assistance.

Best regards,

Daniel R. Walsh/FINOP

pwc

Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of AIG Global Capital Markets Securities, LLC

We have reviewed AIG Global Capital Markets Securities, LLC's assertions, included in the accompanying AIG Global Capital Markets Securities, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 26, 2020

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

AIG

AIG Global Capital Markets Securities, LLC's Exemption Report

AIG Global Capital Markets Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain broker dealers"). This exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of our knowledge and belief, the Company states the following:

(1) The company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3, (k)(2)(i) (the "exemption provision") and

(2) The Company met the identified exemption provision throughout the year ended December 31, 2019 without exception.

AIG Global Capital Markets Securities, LLC

I, Daniel R. Walsh, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

Daniel R. Walsh

FINOP/Chief Financial Officer

February 26, 2020